SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 4, 2007

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 4, 2007

* Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwelldiamonds.com

ROCKWELL DRILLING DISCOVERS EXTENSION TO DIAMOND HOST UNIT
AT ITS KLIPDAM ALLUVIAL DIAMOND MINE

June 4, 2007, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF) announces that it has completed the first phase of a reverse circulation drilling program on the Klipdam palaeochannel at its Klipdam Mine north of Kimberley in South Africa. This program is in line with Rockwell's objective to expand and optimise its existing mining operations by increasing production and further evaluating and expanding the resource base at its Holpan-Klipdam, Wouterspan, and Makoenskloof properties.

The Klipdam palaeochannel is one of the two main host units of diamonds that are currently being mined at the Klipdam property. The extensive Rooikoppie gravels are also mined on the property. A total of 238 Reverse Circulation ("RC") boreholes (totalling 2,214 metres) were drilled along the northwest flank and at the northern end of the Klipdam palaeochannel. This palaeochannel trends northeast-southwest across the Klipdam property and is approximately 1.9 kilometers in length and roughly 450 metres across at its widest point.

This work was carried out using a new RC rig which has been built for the purpose of evaluating the alluvial geology encountered throughout the Rockwell properties. The drill is currently contracted to the Company and a second rig is available on demand. A photograph of the new rig is included in hard copies versions of this release, or can be viewed on the Company's website.

The RC program comprised drilling of holes at 100 metre x 50 metre intervals and extending down to bedrock. The program was designed to more fully delineate and define the northwestern and northern boundaries and possible extensions of the Klipdam palaoechannel. The drilling program has shown that the gravel sequence preserved in the palaeochannel extends further to the northwest than previously outlined and is also thicker along the northwest margin than originally estimated from percussion drilling results, thereby adding additional volumes of diamond bearing gravel inventory at Klipdam.

The drill results are being incorporated into a Paradox database and will be modelled in Surpac 3D mine planning and modelling software. Results from this modelling will be incorporated into a revised estimate for the Klipdam and Holpan resource statement, which is currently the focus of work by an independent Qualified Person. The revised resource statement will also form an important part of the Company's revised 5 year mining plan for Klipdam, thereby allowing Rockwell to optimize the efficiencies of the fleet assigned to mining of both the Klipdam palaeochannel and the surrounding Rooikoppie gravels, which also host the diamond deposits at Klipdam.

The RC drill has subsequently been relocated to the Wouterspan Mine to facilitate the upgrading of the extensive alluvial diamond gravel sequence on Wouterspan. The Wouterspan program is designed to upgrade the Wouterspan material to inferred and indicated resource categories where appropriate.
President and COO John Bristow commented that: "We have embarked on a RC drilling program to improve our understanding of the alluvial gravel deposits on all of our properties, and to add new resources. These positive results for Klipdam are most encouraging".

Glenn Norton, Pr.Sci.Nat, a Qualified Person, has reviewed this news release and supervised the preparation of the scientific or technical information that forms the basis of this news release.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.

Rockwell's reverse circulation rig is shown drilling at the Klipdam site. The RC rig was built for testing alluvial gravels at Rockwell's growing number of projects in South Africa.